UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Amy E. Wilson

The Dow Chemical Company

2030 Dow Center

Midland, MI 48674

(989) 636-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2016

(Date of Event which Requires Filing of this Amendment No. 1)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109

1.	Name of Reporting Person The Dow Chemical Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 17,500,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 17,500,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 35.1% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	The percentage set forth in row (13) is based on 49,900,795 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. as of May 6, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Person on August 10, 2015. Unless otherwise indicated, all capitalized terms in this Amendment No. 1 have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 1 amends the Schedule 13D to include the information set forth below.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by The Dow Chemical Company (the “Reporting Person”).

The names of the directors and executive officers of the Reporting Person are as set forth on Appendix A attached hereto and are incorporated herein by reference.

(b) The principal executive offices of the Reporting Person and the business address of each of its executive officers are located at 2030 Dow Center, Midland, MI 48674. The business address of each of the directors of the Reporting Person are as set forth on Appendix A attached hereto and incorporated herein by reference.

(c) The Reporting Person combines the power of science and technology to passionately innovate what is essential to human progress. The company is driving innovations that extract value from material, polymer, chemical and biological sciences to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. The Reporting Person’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high growth sectors such as packaging, electronics, water, coatings and agriculture. In 2015, the Reporting Person had annual sales of more than $49 billion and employed approximately 49,500 people worldwide. The company’s more than 6,000 product families are manufactured at 179 sites in 35 countries across the globe. The company conducts its worldwide operations through global businesses, which are reported in five operating segments: Agricultural Sciences, Consumer Solutions, Infrastructure Solutions, Performance Materials & Chemicals and Performance Plastics.

The present principal occupation or employment and the name, and the principal business address, if other than the Reporting Person, of any corporation or other organization in which such employment is conducted of the directors and executive officers of the Reporting Person are as set forth on Appendix A attached hereto and are incorporated herein by reference.

(d) During the past five years, neither the Reporting Person nor to the best if its knowledge any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor to the best of its knowledge any of the persons identified on Appendix A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation. Except as set forth otherwise on Appendix A, each person identified on Appendix A is a citizen of the United States.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person beneficially owns 17,500,000 shares of Common Stock, representing 35.1% of the Issuer’s outstanding Common Stock. The percentage set forth in this Item 5 is based on 49,900,795 outstanding shares of Common Stock as of May 6, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016. To the best of the Reporting Person’s knowledge, none of the persons whose names are listed on Appendix A beneficially owns any shares of Common Stock.

(c) Neither the Reporting Person nor any of the persons whose names are listed on Appendix A has effected any transactions in shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person’s rights with respect to the shares of Common Stock are subject to the terms and conditions of the Investor Rights Agreement, the Warrant Purchase Agreement and the Board Representation Letter Agreement. For a complete description, your attention is directed to each of these documents which have been incorporated by reference as exhibits to the Schedule 13D and are incorporated therein by reference.

Lock-Up Extension Agreement

On May 9, 2016, the Issuer, the Reporting Person, R&H, the Initial Stockholders and, solely with respect to certain sections, Continental Stock Transfer & Trust Company entered into a Lock-Up and Extension Agreement (the “Lock-Up and Extension Agreement”). Pursuant to the Lock-Up and Extension Agreement, the lock-up period in the Investor Rights Agreement was extended to December 31, 2017 and, as a result, the Reporting Person, R&H and the Initial Stockholders agreed not to transfer their shares of Common Stock until December 31, 2017, subject to the limited exceptions set forth in the Investor Rights Agreement. There are certain other provisions of the Lock-Up and Extension Agreement that do not relate to the Reporting Person. For a complete description, your attention is directed to the Lock-Up and Extension Agreement which is filed as an exhibit to the Amendment No. 1 and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit 4.	Lock-Up and Extension Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as May 12, 2016

THE DOW CHEMICAL COMPANY

By:	/s/ Howard I. Ungerleider
Name:	Howard I. Ungerleider
Title:	Vice Chairman and Chief Financial Officer

Exhibit 4

LOCK-UP EXTENSION AGREEMENT

LOCK-UP EXTENSION AGREEMENT (this “Agreement”), dated as of May 9, 2016, by and among AgroFresh Solutions, Inc., f/k/a Boulevard Acquisition Corp., a Delaware corporation (the “Company”), The Dow Chemical Company, a Delaware corporation (“TDCC”), Rohm and Haas Company, a Delaware corporation (“ROH”), Boulevard Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Joel Citron, Darren Thompson and Robert J. Campbell (the “Founding Holders”) and, solely with respect to Section 1(b) and Section 3 hereof, Continental Stock Transfer & Trust Company (the “Escrow Agent”).

WITNESSETH:

WHEREAS, the Company and TDCC are parties to that certain Stock Purchase Agreement, dated as of April 30, 2015 (as amended, the “Stock Purchase Agreement”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Company, TDCC, ROH, the Sponsor and the Founding Holders entered into that certain Investor Rights Agreement, dated as of July 31, 2015 (the “Investor Rights Agreement”), which, among other things, restricts the disposition of certain of the Company’s securities held by such persons until July 31, 2016 (the “IRA Lock-up”);

WHEREAS, the parties to the Investor Rights Agreement wish to extend the period of the IRA Lock-up until December 31, 2017;

WHEREAS, the Company, the Sponsor, the Founding Holders and the Escrow Agent are parties to that certain Securities Escrow Agreement (as amended, the “Securities Escrow Agreement”), dated as of February 12, 2014, as amended by that certain Amendment Agreement, dated as of July 31, 2015, which, among other things, restricts the disposition of certain of the Company’s securities held by such persons until July 31, 2016 (the “Securities Escrow Lock-up”);

WHEREAS, the parties to the Securities Escrow Agreement wish to amend such agreement and wish to extend the period of the Securities Escrow Lock-up until December 31, 2017;

WHEREAS, each of the Founding Holders and the Sponsor is party to a letter agreement referring to the “Initial Public Offering” (each, an “Insider Letter”) with the Company, dated July 31, 2015, which Insider Letter restricts the disposition of certain of the Company’s securities held by such person until July 31, 2016 (each, an “Insider Letter Lock-Up”); and

WHEREAS, the parties to the Insider Letters wish to amend such agreements to extend the period of the Insider Letter Lock-Ups until December 31, 2017;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, covenants and agreements herein contained, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.	Extension of Lockups.

a.	Investor Rights Agreement. The Investor Rights Agreement is hereby amended by deleting the words “the first anniversary of the date hereof” in the first sentence of Section 13(a) of the Investor Rights Agreement and replacing such words with “December 31, 2017”.

b.	Securities Escrow Agreement. The Securities Escrow Agreement is hereby amended by:

i.	deleting the words “the first anniversary of the completion of the Company’s initial business combination (as such term is defined in the Registration Statement)” in clause (x) of the second paragraph of Section 3 of the Securities Escrow Agreement and replacing such words with “December 31, 2017”; and

ii.	deleting clause (y) of the third paragraph of Section 3 of the Securities Escrow Agreement and replacing such clause with:

“such time subsequent to the first anniversary of the completion of the Company’s initial business combination as the last sales price of the Company’s Common Stock equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period (provided that if the condition set forth in this clause (y) is satisfied on a date prior to December 31, 2017, then the “Escrow Period” with respect to the Founder Earnout Shares shall end on December 31, 2017 and not such earlier date), or”

c.	Insider Letters. Each Insider Letter is hereby amended by deleting the words “one year after the date of the consummation of a Business Combination” in Section 2(a) of such Insider Letter and replacing such words with “December 31, 2017”.

2.	General Representations and Warranties. As an inducement to the other parties hereto to enter into this Agreement, each party hereto hereby represents and warrants to the other parties hereto the following:

a.	Such party (if such party is not an individual) is validly existing and (where such concept is applicable) in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other business entity power and authority to conduct its business as currently conducted, except where the failure to be in good standing or to have such power and authority would not materially impair such party’s ability to consummate the transactions contemplated hereby or comply with the terms and provisions hereof applicable to such party.

b.	Such party has requisite power and authority (and, in the case of a party that is an individual, the requisite capacity) to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized and duly and validly executed and delivered by such party and (assuming due authorization, execution and delivery by the other parties hereto) constitutes legal, valid and binding obligations of such party, enforceable against each such party in accordance with its terms, except as enforceability may be limited by the Enforceability Limitations.

c.	Neither the execution and delivery of this Agreement by such party nor the consummation by such party of the transactions contemplated hereby nor compliance by such party with any of the terms or provisions hereof applicable to such party will (i) if such party is not an individual, violate any provision of such party’s constituent documents or (ii) (A) violate any Law applicable to such party or any of its respective assets or (B) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination or cancellation of, or result in the creation of any Lien upon any of the assets of such party under any of the terms, conditions or provisions of any Contract to which such party is a party, or by which their or any of its assets may be bound, except, in the case of clause (ii) where such violation conflict, breach, default, termination, cancellation or Lien (as applicable) would not materially impair such party’s ability to consummate the transactions contemplated hereby or to comply with the terms and provisions hereof applicable to such party.

d.	No consents or approvals of or filings or registrations with any Governmental Authority, or of or with any third party, are necessary in connection with the execution and delivery by such party of this Agreement or the consummation by such party of the transactions contemplated hereby and compliance by such party with any of the provisions hereof applicable to such party.

3.	Miscellaneous.

a.	No Other Amendments. Except as specifically amended above, each of the Stock Purchase Agreement, the Securities Escrow Agreement, the Investor Rights Agreement and the Insider Letters shall remain in full force and effect.

b.	Further Assurances. On and after the execution of this Agreement, each party hereto shall execute and deliver to any other party such documents, agreements and other instruments as may be reasonably requested by such other party and are required to effectuate the transactions contemplated by this Agreement.

c.	Amendments and Waivers. This Agreement may be amended, modified or supplemented only by an instrument in writing signed by the parties hereto. The failure of a party hereto at any time or times to require performance of any provision hereof or claim damages with respect thereto shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term or covenant contained in this Agreement shall be effective unless it is in a writing signed by such party.

d.	Assignment; No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

e.	Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

f.	Counterparts. This Agreement may be executed in any number of counterparts (including by .pdf file exchanged via email or other electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

g.	Certain Defined Terms. Capitalized terms used in this Agreement that are not otherwise defined herein have the meanings given to such terms in the Stock Purchase Agreement.

h.	Other Definitional Provisions and Interpretation. The headings preceding the text of Sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term. The use of “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Underscored references to Sections or clauses shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Section, paragraph or clause of this Agreement.

i.	Governing Law. This Agreement shall be governed exclusively by and construed and enforced exclusively in accordance with the internal Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by as of the date first written above by their respective officers thereunto duly authorized.

AGROFRESH SOLUTIONS, INC.

By:	/s/ Stephen S. Trevor
Name: Stephen S. Trevor
Title: Office of the Chair

[Signature Page to Lock-up Extension Agreement]

THE DOW CHEMICAL COMPANY

By:	/s/ Gary J. McGuire
Name: Gary J. McGuire
Title: Vice President and Treasurer

[Signature Page to Lock-up Extension Agreement]

ROHM AND HAAS COMPANY

By:	/s/ Mark Gibson
Name: Mark Gibson
Title: Chief Financial Officer and Treasurer

[Signature Page to Lock-up Extension Agreement]

BOULEVARD ACQUISITION SPONSOR, LLC

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

[Signature Page to Lock-up Extension Agreement]

/s/ Joel Citron
Joel Citron

[Signature Page to Lock-up Extension Agreement]

/s/ Darren Thompson
Darren Thompson

[Signature Page to Lock-up Extension Agreement]

/s/ Robert J. Campbell
Robert J. Campbell

[Signature Page to Lock-up Extension Agreement]

SOLELY WITH RESPECT TO SECTION 1(B) AND SECTION 3

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Robert E. Mc Monagle
Name: Robert E. Mc Monagle
Title: Vice President

[Signature Page to Lock-up Extension Agreement]

APPENDIX A

Information Concerning Executive Officers and

Directors of The Dow Chemical Company

The current executive officers and directors of The Dow Chemical Company are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within The Dow Chemical Company. In addition, unless otherwise indicated, the business address for each individual is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.

Executive Officer Name	Position with The Dow Chemical Company
Ronald C. Edmonds	Controller and Vice President of Controllers and Tax

James R. Fitterling	President and Chief Operating Officer

Heinz Haller	Executive Vice President and President of Dow Europe, Middle East, Africa and India

Joe E. Harlan	Vice Chairman and Chief Commercial Officer

Peter Holicki	Senior Vice President, Operations; Manufacturing and Engineering; Environment, Health & Safety Operations; and Emergency Services & Security

Charles J. Kalil	General Counsel and Executive Vice President

Andrew N. Liveris	Chairman and Chief Executive Officer

Gary J. McGuire	Vice President and Treasurer

Johanna Söderström	Corporate Vice President, Human Resources and Aviation

A. N. Sreeram	Senior Vice President, Research & Development

Howard I. Ungerleider	Vice Chairman and Chief Financial Officer

Director Name	Present Principal Occupation and Business Address
Ajay Banga	President and Chief Executive Officer Mastercard Incorporated 2000 Purchase Street Purchase, New York 10577 (technology company in the global payments industry)

Jacqueline K. Barton	Professor of Chemistry & Chair, Division of Chemistry and Chemical Engineering California Institute of Technology 1200 East California Boulevard Pasadena, California 9115

James A. Bell	Former Executive Vice President, Corporate President and Chief Financial Officer The Boeing Company

Richard K. Davis	Chairman and Chief Executive Officer U.S. Bancorp 800 Nicollet Mall Minneapolis, Minnesota 55402 (financial services holding company)

Jeff M. Fettig	Chairman and Chief Executive Officer Whirlpool Corporation 2000 North M-63N Benton Harbor, Michigan 49022 (manufacturer of home appliances)

Director Name	Present Principal Occupation and Business Address
Andrew N. Liveris	Executive officer of The Dow Chemical Company

Mark Loughridge	Former Chief Financial Officer International Business Machines Corporation

Raymond J. Milchovich	Lead Director Nucor Corporation 1915 Rexford Road Charlotte, North Carolina 28211 (producer of steel and iron)

Robert S. Miller	President and Chief Executive Officer International Automotive Components 2833 Telegraph Road Southfield, Michigan 48034 (supplier of automotive components and systems)

Paul Polman	Chief Executive Officer Unilever PLC and Unilever N.V. 100 Victoria Embankment Blackfriars London, England EC4Y 0DY (provider of nutrition, hygiene and personal care products)

Dennis H. Reilley	Non-Executive Chairman Marathon Oil Corporation 5555 San Felipe Street Houston, Texas 77056 (oil and natural gas exploration and production company)

James M. Ringler	Chairman Teradata Corporation 10000 Innovation Drive Dayton, Ohio 45342 (provider of database software, data warehousing and analytics)

Ruth G. Shaw	Former Group Executive for Public Policy and President Duke Nuclear